SUB-ITEM 77D: Policies with respect to security investments
  Effective February 13, 2002, the Fund's investment policy was changed to reflect a change in law, as follows:
  Under normal market conditions, the Fund will invest at least 80% of net assets plus any borrowings for investment purposes in emerging markets telecommunications company securities.